UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 25, 2021

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated February 25, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: February 25, 2021	By:	/s/ N. Angelique Burgess
Angelique Burgess Secretary

TEEKAY LNG PARTNERS REPORTS
FOURTH QUARTER AND RECORD ANNUAL 2020 RESULTS
Highlights
•GAAP net income attributable to the partners and preferred unitholders of $35.1 million and GAAP net income per common unit of $0.32 in the fourth quarter of 2020; and $87.4 million and $0.73 per common unit, respectively, for fiscal 2020.
•Adjusted net income(1) attributable to the partners and preferred unitholders of $60.0 million and adjusted net income per common unit of $0.61 in the fourth quarter of 2020 (excluding other items listed in Appendix A to this release), and a record high $233.8 million and $2.45 per common unit, respectively, for fiscal 2020.
•Total adjusted EBITDA(1) of $190.2 million in the fourth quarter of 2020; and $757.9 million for fiscal 2020.
•In early-December 2020, secured a fixed-rate charter for the 52 percent-owned Methane Spirit to early-2023. The Partnership's LNG fleet is 97 percent fixed for 2021, and is currently 89 percent fixed for 2022.
•Teekay LNG expects to increase its common unit distributions by 15 percent to $1.15 per common unit, on an annualized basis, commencing with the first quarter's distribution to be paid in May 2021.
Hamilton, Bermuda, February 25, 2021 – Teekay GP L.L.C., the general partner (the General Partner) of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter and year ended December 31, 2020.
Consolidated Financial Summary

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	154,076	148,935	148,797	591,103	601,256
Income from vessel operations	65,169	69,597	83,604	226,093	299,253
Equity income	15,359	24,346	30,207	72,233	58,819
Net income attributable to the partners and preferred unitholders	35,142	40,275	67,370	87,357	152,790
Limited partners’ interest in net income per common unit	0.32	0.38	0.77	0.73	1.59
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA(1)	190,228	186,902	184,168	757,858	684,667
Distributable cash flow (DCF)(1)	85,033	79,168	71,350	322,248	252,819
Adjusted net income attributable to the partners and preferred unitholders(1)	59,978	58,933	50,342	233,790	168,656
Limited partners’ interest in adjusted net income per common unit	0.61	0.59	0.56	2.45	1.79

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Fourth Quarter of 2020 Compared to Third Quarter of 2020

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended December 31, 2020, compared to the three months ended September 30, 2020, primarily due to fewer scheduled dry dockings in the fourth quarter of 2020.

GAAP net income attributable to the partners and preferred unitholders was also negatively impacted by write-downs recorded in the fourth quarter of 2020 of four wholly-owned multi-gas carriers by $6.0 million and four, 50 percent-owned liquefied petroleum gas (LPG) carriers by $17.0 million. These decreases to GAAP net income were partially offset by lower unrealized credit loss provisions recorded in the fourth quarter of 2020 compared to the third quarter of 2020.

Fourth Quarter of 2020 Compared to Fourth Quarter of 2019

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended December 31, 2020, compared to the same quarter of the prior year, primarily due to: the delivery of liquefied natural gas (LNG) carrier newbuildings, commencement of terminal use payments for the Partnership's 30 percent-owned Bahrain LNG Terminal, higher LPG rates, and lower net interest expense. These increases were partially offset by more scheduled dry dockings during the fourth quarter of 2020 and lower charter rates earned by certain of the Partnership's LNG carriers and in addition, the increases in non-GAAP adjusted net income attributable to the partners and preferred unitholders were partially offset by the sales of two LNG carriers in January 2020.

GAAP net income attributable to the partners and preferred unitholders was also negatively impacted by write-downs recorded in the fourth quarter of 2020 of four wholly-owned multi-gas carriers and four, 50 percent-owned LPG carriers; a gain recognized in the fourth quarter of 2019 upon derecognition of two LNG carriers and reclassification as sales-type leases; and lower unrealized gains on non-designated derivative instruments in the fourth quarter of 2020 compared to the fourth quarter of 2019.
CEO Commentary

“For both the fourth quarter and fiscal year 2020, we generated strong earnings and cash flows resulting in the highest ever recorded annual adjusted results for Teekay LNG,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “During a year which saw extreme volatility in gas prices, LNG shipping rates and equity markets, our strategy of chartering substantially all of our LNG fleet on long-term contracts helped us to achieve consistently strong results throughout the year and to maintain certainty and forward visibility amid the unprecedented uncertainty and volatility that impacted many others in the broader energy space in 2020.” Mr. Kremin continued, “In 2020, we increased our total adjusted EBITDA(i) and adjusted net income(i) by 11 percent and 39 percent, respectively, over our 2019 fiscal results, while simultaneously reducing our proportionate net debt(ii) by nearly $560 million(iii), or over 10 percent.”

“I’m also pleased to announce our plan to increase our common unit distributions by 15 percent, to $1.15 per common unit per annum, commencing with the first quarter’s distribution to be paid in May 2021. This represents our third consecutive year of double-digit increases to our distributions, which is supported by not only a record level of adjusted earnings, but also an industry-leading revenue backlog of long-term contracts to a diversified portfolio of strong counterparties. As a result, Teekay LNG's distributions are well-covered, which enables the Partnership to provide an attractive distribution to existing and new investors while also build equity value and financial flexibility through continued balance sheet delevering.”

(i)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.
(ii)Including Teekay LNG's proportionate share of net debt in its equity-accounted joint ventures.
(iii)Including $260 million of proceeds received from the sale of two LNG carriers in January 2020.

Summary of Recent Events

Chartering Activities

In October 2020, the charterer of the 52 percent-owned LNG carrier Marib Spirit exercised its options to extend the current charter by 14 months at a higher charter rate, extending the vessel's charter coverage to early-2022.

In December 2020, the Partnership's 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) secured a two-year, fixed-rate charter contract, with a one-year option, for the Methane Spirit which is expected to commence after its current charter contract ends in March 2021.

Financing Activities

In December 2020, the Partnership's 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) successfully refinanced its $254 million revolving credit facility and term loan by entering into a new revolving credit facility in the amount of $310 million maturing in December 2023.

On February 8, 2021, the Partnership's 70 percent-owned joint venture with PT Berlian Laju Tanker (the Tangguh Joint Venture), refinanced its $191.5 million term loan which was scheduled to mature in 2021, by entering into a new $191.5 million term loan maturing in February 2026.

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and, until the sale of our last conventional tanker in October 2019, the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	December 31, 2020			December 31, 2019
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	143,071	11,005	154,076	138,436	10,347	14	148,797
Income (loss) from vessel operations	73,142	(7,973)	65,169	85,522	(1,801)	(117)	83,604
Equity income (loss)	28,593	(13,234)	15,359	28,468	1,739	—	30,207
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	107,427	203	107,630	112,547	188	(117)	112,618
Adjusted EBITDA from equity-accounted vessels(i)	70,958	11,640	82,598	61,454	10,096	—	71,550
Total adjusted EBITDA(i)	178,385	11,843	190,228	174,001	10,284	(117)	184,168
(i)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations for the LNG segment for the three months ended December 31, 2020, compared to the same quarter of the prior year, decreased primarily due to a $14.3 million gain on the derecognition of the WilForce and WilPride LNG carriers as they were reclassified as sales-type leases prior to their sale in January 2020. Consolidated adjusted EBITDA(1) for the LNG segment for the three months ended December 31, 2020, compared to the same quarter of the prior year, decreased primarily due to a reduction in earnings upon the sales of the WilForce and WilPride LNG carriers.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the LNG segment for the three months ended December 31, 2020, compared to the same quarter of the prior year, increased primarily due to the deliveries of two ARC7 LNG carrier newbuildings in November and December 2019 to the Partnership's 50 percent-owned joint venture with China LNG (the Yamal LNG Joint Venture) and commencement of terminal use payments in January 2020 to the Partnership's 30 percent-owned joint venture in Bahrain (the Bahrain LNG Joint Venture). These increases were partially offset by lower earnings from the Partnership's 52 percent-owned MALT Joint Venture as a result of lower charter rates earned upon redeployment of the Arwa Spirit, Marib Spirit and Methane Spirit between May and July 2020. In addition, GAAP equity income was negatively impacted by increases in unrealized credit loss provisions in the fourth quarter of 2020 related to the adoption of the new accounting standards on credit losses (Accounting Standards Codification 326: Financial Instruments - Credit Losses (ASC 326)) at the beginning of 2020 and lower unrealized gains on non-designated derivative instruments in the Partnership's equity-accounted joint ventures in the fourth quarter of 2020 compared to fourth quarter of 2019.

Liquefied Petroleum Gas Segment

Loss from vessel operations for the LPG segment for the three months ended December 31, 2020, compared to the same quarter of the prior year, was negatively impacted by write-downs recorded in the fourth quarter of 2020 on four multi-gas carriers by $6.0 million.

Consolidated adjusted EBITDA(1) for the LPG segment for the three months ended December 31, 2020 was comparable to the same quarter of the prior year.

Equity (loss) income and adjusted EBITDA from equity-accounted vessels(1) for the LPG segment for the three months ended December 31, 2020, compared to the same quarter of the prior year, were positively impacted from higher charter rates earned in the Partnership's 50 percent-owned Exmar LPG Joint Venture. In addition, equity (loss) income for the LPG segment for the three months ended December 31, 2020, compared to the same quarter of the prior year, was negatively impacted by the write-downs of four LPG carriers in the Partnership’s 50 percent-owned Exmar LPG Joint Venture by $17.0 million.

Conventional Tanker Segment

There were no results from vessel operations for the conventional tanker segment for the three months ended December 31, 2020, as the last of the Partnership's conventional tanker, the Alexander Spirit, was sold in October of 2019.

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of February 1, 2021. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal in Bahrain.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	30(iii)
Total	77
(i)Includes vessels leased by the Partnership from third parties and accounted for as finance leases.
(ii)The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(iii)The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of December 31, 2020, the Partnership had total liquidity of $461.6 million (comprised of $206.8 million in cash and cash equivalents and $254.8 million in undrawn credit facilities) compared to $430.8 million as of September 30, 2020.

Conference Call

The Partnership plans to host a conference call on Thursday, February 25, 2021 at 1:00 p.m. (ET) to discuss the results for the fourth quarter and year ended of 2020. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪By dialing 1 (800) 437-2398 or 1 (647) 792-1240, if outside North America, and quoting conference ID code 5369396.
▪By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Fiscal Year of 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions, unrealized gains or losses on non-designated derivative instruments, write-down and gains or losses on sales of vessels, foreign currency exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (3) of the Consolidated Statements of Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, unrealized credit loss provisions, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, write-downs of vessels, gains or losses on sales of vessels, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	154,076	148,935	148,797	591,103	601,256

Voyage expenses	(5,798)	(3,950)	(4,628)	(17,394)	(21,387)
Vessel operating expenses	(31,243)	(30,642)	(30,706)	(116,396)	(111,585)
Time-charter hire expenses	(6,294)	(5,980)	(5,987)	(23,564)	(19,994)
Depreciation and amortization	(32,883)	(32,601)	(33,053)	(129,752)	(136,765)
General and administrative expenses	(6,689)	(6,165)	(4,829)	(26,904)	(22,521)
Write-down and gain on sales of vessels(1)	(6,000)	—	14,349	(51,000)	13,564
Restructuring charges(2)	—	—	(339)	—	(3,315)
Income from vessel operations	65,169	69,597	83,604	226,093	299,253

Equity income(3)	15,359	24,346	30,207	72,233	58,819
Interest expense	(30,431)	(30,528)	(40,712)	(132,806)	(164,521)
Interest income	1,411	1,406	922	6,884	3,985
Realized and unrealized (loss) gain on non-designated derivative instruments(4)	(3,020)	(1,327)	4,352	(33,334)	(13,361)
Foreign currency exchange loss(5)	(6,618)	(7,853)	(4,545)	(21,356)	(9,640)
Other expense(6)	(1,721)	(14,149)	(1,767)	(16,910)	(2,454)
Net income before income tax expense	40,149	41,492	72,061	100,804	172,081
Income tax expense	(1,364)	(1,420)	(985)	(3,492)	(7,477)
Net income	38,785	40,072	71,076	97,312	164,604

Non-controlling interest in net income (loss)	3,643	(203)	3,706	9,955	11,814
Preferred unitholders' interest in net income	6,427	6,425	6,426	25,702	25,702
General partner's interest in net income	504	595	1,218	1,023	2,542
Limited partners’ interest in net income	28,211	33,255	59,726	60,632	124,546
Limited partners' interest in net income per common unit:
• Basic	0.32	0.38	0.77	0.73	1.59
• Diluted	0.32	0.38	0.77	0.73	1.59
Weighted-average number of common units outstanding:
• Basic	86,951,234	86,951,234	77,509,379	83,313,097	78,177,189
• Diluted	87,077,496	87,041,046	77,615,829	83,419,004	78,268,412
Total number of common units outstanding at end of period	86,951,234	86,951,234	77,509,339	86,951,234	77,509,339

(1)During the three months and year ended December 31, 2020, the Partnership wrote-down its seven wholly-owned multi-gas carriers to their estimated fair values. The total impairment charges of $6.0 million and $51.0 million were included in write-down of vessels and gain on sales of vessels for the three months and year ended December 31, 2020, respectively. In December 2019, the Partnership recognized a gain of $14.3 million for the three months and year ended December 31, 2019 on derecognition of two LNG carriers on charter to Awilco LNG ASA as they were reclassified as sales-type leases. For the year ended December 31, 2019, the Partnership recorded a write-down of $0.8 million on the Alexander Spirit conventional tanker, which was sold in October 2019.

(2)In January 2019, the Toledo Spirit conventional tanker was sold and as a result of the sale, the Partnership recorded restructuring charges relating to seafarer severance costs of $0.3 million and $3.3 million for the three months and year ended December 31, 2019, respectively.

(3)The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release are detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Equity income	15,359	24,346	30,207	72,233	58,819
Proportionate share of unrealized (gain) loss on non-designated interest rate swaps	(4,214)	(2,680)	(6,271)	19,116	8,341
Proportionate share of write-down of vessels	17,000	—	—	17,000	—
Proportionate share of unrealized credit loss provisions(a)	2,989	7,099	—	18,645	—
Proportionate share of other items	(669)	1,167	1,436	321	2,828
Equity income adjusted for items in Appendix A	30,465	29,932	25,372	127,315	69,988

(a) Related to adoption of new accounting standard ASC 326 effective January 1, 2020.

(4)    The realized losses on non-designated derivative instruments relate to the amounts the Partnership actually paid to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Realized losses relating to:
Interest rate swap agreements	(5,106)	(4,947)	(2,683)	(16,626)	(10,081)
Foreign currency forward contracts	—	—	(147)	(241)	(147)
	(5,106)	(4,947)	(2,830)	(16,867)	(10,228)
Unrealized gains (losses) relating to:
Interest rate swap agreements	2,086	3,620	6,849	(16,669)	(2,891)
Foreign currency forward contracts	—	—	333	202	(202)
Toledo Spirit time-charter derivative	—	—	—	—	(40)
	2,086	3,620	7,182	(16,467)	(3,133)
Total realized and unrealized (losses) gains on non-designated derivative instruments	(3,020)	(1,327)	4,352	(33,334)	(13,361)

(5)    For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange loss includes realized (losses) gains relating to the amounts the Partnership paid to settle the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds and the associated non-designated cross currency swaps that were entered into as economic hedges in relation to the NOK denominated bonds. Foreign currency exchange loss also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments and unrealized gain (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Realized losses on cross-currency swaps	(1,672)	(1,669)	(1,019)	(6,588)	(5,061)
Realized losses on cross-currency swaps maturity	—	—	—	(33,844)	—
Realized gains on repurchase of NOK bonds	—	—	—	33,844	—
Unrealized gains (losses) on cross currency swaps	29,001	1,490	12,579	26,832	(13,239)
Unrealized (losses) gains on revaluation of NOK bonds	(28,694)	(1,836)	(11,877)	(30,351)	5,810

(6)Includes unrealized credit loss provisions of $1.5 million, $14.4 million and $16.1 million for the three months ended December 31, 2020, three months ended September 30, 2020 and for the year ended December 31, 2020, respectively, related to the Partnership's adoption of ASC 326 effective January 1, 2020.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at December 31,	As at September 30,	As at December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	206,762	201,036	160,221
Restricted cash – current	8,358	11,224	53,689
Accounts receivable	7,631	6,753	13,460
Prepaid expenses	9,259	9,706	6,796
Current portion of derivative assets	—	—	355
Current portion of net investments in direct financing and sales-type leases, net	13,969	13,762	273,986
Current portion of advances to equity-accounted joint ventures, net	10,991	—	—
Advances to affiliates	4,924	1,953	5,143
Other current assets	237	237	238
Total current assets	262,131	244,671	513,888

Restricted cash – long-term	42,823	42,577	39,381
Vessels and equipment
At cost, less accumulated depreciation	1,220,355	1,244,123	1,335,397
Vessels related to finance leases, at cost, less accumulated depreciation	1,654,814	1,664,059	1,691,945
Operating lease right-of-use asset	20,750	24,179	34,157
Total vessels and equipment	2,895,919	2,932,361	3,061,499
Investments in and advances to equity-accounted joint ventures, net	1,056,792	1,092,724	1,155,316
Net investments in direct financing and sales-type leases, net	500,101	508,561	544,823
Other assets	22,382	20,025	14,738
Derivative assets	4,505	—	1,834
Intangible assets – net	34,510	36,724	43,366
Goodwill	34,841	34,841	34,841
Total assets	4,854,004	4,912,484	5,409,686
LIABILITIES AND EQUITY
Current
Accounts payable	4,883	2,319	5,094
Accrued liabilities	81,706	84,975	76,752
Unearned revenue	30,254	32,685	28,759
Current portion of long-term debt	250,508	291,720	393,065
Current obligations related to finance leases	71,932	71,441	69,982
Current portion of operating lease liabilities	14,003	13,841	13,407
Current portion of derivative liabilities	56,925	35,616	38,458
Advances from affiliates	11,047	13,970	7,003
Total current liabilities	521,258	546,567	632,520
Long-term debt	1,221,705	1,201,909	1,438,331
Long-term obligations related to finance leases	1,268,990	1,287,044	1,340,922
Long-term operating lease liabilities	6,747	10,338	20,750
Other long-term liabilities	56,063	81,991	51,006
Derivative liabilities	32,971	53,088	49,182
Total liabilities	3,107,734	3,180,937	3,532,711
Equity
Limited partners – common units	1,465,408	1,459,599	1,543,598
Limited partners – preferred units	285,159	285,159	285,159
General partner	46,182	46,081	50,241
Accumulated other comprehensive loss	(103,836)	(111,967)	(57,312)
Partners' equity	1,692,913	1,678,872	1,821,686
Non-controlling interest	53,357	52,675	55,289
Total equity	1,746,270	1,731,547	1,876,975
Total liabilities and total equity	4,854,004	4,912,484	5,409,686

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2020	2019
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	97,312	164,604
Non-cash and non-operating items:
Unrealized loss on non-designated derivative instruments	16,467	3,133
Depreciation and amortization	129,752	136,765
Write-down and (gain) on sales of vessels	51,000	(13,564)
Unrealized foreign currency exchange loss including the effect of settlement upon maturity of cross currency swaps	16,194	2,805
Equity income, net of distributions received $71,758 (2019 – $40,303)	(475)	(18,516)
Amortization of deferred financing issuance costs included in interest expense	5,788	8,135
Change in unrealized credit loss provisions included in other expense	16,075	—
Other non-cash items	7,161	7,634
Change in non-cash operating assets and liabilities:
Receipts from direct financing and sales-type leases	274,562	17,073
Expenditures for dry docking	(5,259)	(12,358)
Other non-cash operating assets and liabilities	4,928	3,218
Net operating cash flow	613,505	298,929
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	604,050	186,566
Scheduled repayments of long-term debt and settlement of related swaps	(256,085)	(132,627)
Prepayments of long-term debt	(752,061)	(188,787)
Financing issuance costs	(5,111)	(1,149)
Proceeds from financing related to sales and leaseback of vessels	—	317,806
Scheduled repayments of obligations related to finance leases	(69,982)	(71,726)
Extinguishment of obligations related to finance leases	—	(111,617)
Repurchase of common units	(15,635)	(25,728)
Cash distributions paid	(104,397)	(82,379)
Dividends paid to non-controlling interests	(5,940)	(90)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	(2,219)	—
Net financing cash flow	(607,380)	(109,731)
INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement	(10,482)	(97,895)
Capital contributions and advances to equity-accounted joint ventures	(991)	(72,391)
Proceeds from repayments of advances to equity-accounted joint ventures	10,000	—
Proceeds from sales of vessels	—	11,515
Net investing cash flow	(1,473)	(158,771)
Increase in cash, cash equivalents and restricted cash	4,652	30,427
Cash, cash equivalents and restricted cash, beginning of the year	253,291	222,864
Cash, cash equivalents and restricted cash, end of the year	257,943	253,291

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	38,785	40,072	71,076	97,312	164,604
Less: net (income) loss attributable to non-controlling interests	(3,643)	203	(3,706)	(9,955)	(11,814)
Net income attributable to the partners and preferred unitholders	35,142	40,275	67,370	87,357	152,790
Add (subtract) specific items affecting net income:
Write-down and (gain) on sales of vessels(1)	6,000	—	(14,349)	51,000	(13,564)
Restructuring charges(2)	—	—	339	—	3,315
Foreign currency exchange losses(3)	4,944	6,184	3,436	14,766	4,021
Unrealized credit loss provisions, unrealized gains and losses on non-designated derivative instruments and other items from equity-accounted investees(4)	15,106	5,586	(4,835)	55,082	11,169
Unrealized (gains) losses on non-designated derivative instruments(5)	(2,086)	(3,620)	(7,182)	16,467	3,133
Unrealized credit loss provisions and other items(6)	174	14,397	5,046	12,852	8,461
Non-controlling interests’ share of items above(7)	698	(3,889)	517	(3,734)	(669)
Total adjustments	24,836	18,658	(17,028)	146,433	15,866
Adjusted net income attributable to the partners and preferred unitholders	59,978	58,933	50,342	233,790	168,656

Preferred unitholders' interest in adjusted net income	6,427	6,425	6,426	25,702	25,702
General partner's interest in adjusted net income	941	923	878	3,824	2,859
Limited partners’ interest in adjusted net income	52,610	51,585	43,038	204,264	140,095
Limited partners’ interest in adjusted net income per common unit, basic	0.61	0.59	0.56	2.45	1.79
Weighted-average number of common units outstanding, basic	86,951,234	86,951,234	77,509,379	83,313,097	78,177,189

(1)See Note 1 to the Consolidated Statements of Income included in this release for further details.
(2)See Note 2 to the Consolidated Statements of Income included in this release for further details.
(3)Foreign currency exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of Income included in this release for further details.
(4)Reflects the proportionate share of write-down of vessels, unrealized credit loss provisions and unrealized gains or losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes in the Partnership's equity-accounted investees. See Note 3 to the Consolidated Statements of Income included in this release for further details.
(5)Reflects the unrealized (gains) losses due to changes in the mark-to-market value of the Partnership's derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income included in this release for further details.
(6)For the three months ended December 31, 2020, three months ended September 30, 2020 and for the year ended December 31, 2020, includes unrealized credit loss provisions of $1.5 million, $14.4 million and $16.1 million, respectively, related to the Partnership's adoption of ASC 326 effective January 1, 2020.
(7)Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	38,785	40,072	71,076	97,312	164,604
Add:
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	38,511	38,065	32,514	158,843	101,637
Depreciation and amortization	32,883	32,601	33,053	129,752	136,765
Write-down and (gain) on sales of vessels	6,000	—	(14,349)	51,000	(13,564)
Foreign currency exchange loss	4,944	6,184	3,436	14,766	4,021
Deferred income tax and other non-cash items	3,723	(709)	992	4,383	5,674
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,578	3,502	10,310	14,241	21,636
Unrealized credit loss provisions	1,518	14,397	—	16,075	—
Distributions relating to equity financing of newbuildings	—	—	886	—	4,190
Subtract:
Unrealized (gains) losses on non-designated derivative instruments	(2,086)	(3,620)	(7,182)	16,467	3,133
Distributions relating to preferred units	(6,427)	(6,425)	(6,426)	(25,702)	(25,702)
Estimated maintenance capital expenditures	(14,683)	(14,683)	(17,411)	(58,536)	(69,404)
Equity income	(15,359)	(24,346)	(30,207)	(72,233)	(58,819)
Distributable Cash Flow before non-controlling interest	91,387	85,038	76,692	346,368	274,171
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(6,354)	(5,870)	(5,342)	(24,120)	(21,352)
Distributable Cash Flow	85,033	79,168	71,350	322,248	252,819
Amount of cash distributions attributable to the General Partner	(389)	(389)	(301)	(1,578)	(1,211)
Limited partners' Distributable Cash Flow	84,644	78,779	71,049	320,670	251,608
Weighted-average number of common units outstanding, basic	86,951,234	86,951,234	77,509,379	83,313,097	78,177,189
Distributable Cash Flow per limited partner common unit	0.97	0.91	0.92	3.85	3.22
(1)The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $15.4 million, $15.4 million and $13.4 million for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively, and $61.2 million and $47.0 million for the years ended December 31, 2020 and 2019, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	38,785	40,072	71,076	97,312	164,604
Depreciation and amortization	32,883	32,601	33,053	129,752	136,765
Interest expense, net of interest income	29,020	29,122	39,790	125,922	160,536
Income tax expense	1,364	1,420	985	3,492	7,477
EBITDA	102,052	103,215	144,904	356,478	469,382

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange loss	6,618	7,853	4,545	21,356	9,640
Other expense	1,721	14,149	1,767	16,910	2,454
Equity income	(15,359)	(24,346)	(30,207)	(72,233)	(58,819)
Realized and unrealized loss (gain) on non-designated derivative instruments	3,020	1,327	(4,352)	33,334	13,361
Write-down and (gain) on sales of vessels	6,000	—	(14,349)	51,000	(13,564)
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,578	3,502	10,310	14,241	21,636
Consolidated adjusted EBITDA	107,630	105,700	112,618	421,086	444,090
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	82,598	81,202	71,550	336,772	240,577
Total adjusted EBITDA	190,228	186,902	184,168	757,858	684,667

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2020				Year Ended December 31, 2020
	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Total
Voyage revenues	143,071	11,005	—	154,076	591,103
Voyage expenses	(747)	(5,051)	—	(5,798)	(17,394)
Vessel operating expenses	(26,010)	(5,233)	—	(31,243)	(116,396)
Time-charter hire expenses	(6,294)	—	—	(6,294)	(23,564)
Depreciation and amortization	(30,707)	(2,176)	—	(32,883)	(129,752)
General and administrative expenses	(6,171)	(518)	—	(6,689)	(26,904)
Write-down of vessels	—	(6,000)	—	(6,000)	(51,000)
Income (loss) from vessel operations	73,142	(7,973)	—	65,169	226,093
Depreciation and amortization	30,707	2,176	—	32,883	129,752
Write-down of vessels	—	6,000	—	6,000	51,000
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	3,578	—	—	3,578	14,241
Consolidated adjusted EBITDA	107,427	203	—	107,630	421,086

	Three Months Ended December 31, 2019				Year Ended December 31, 2019
	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Total
Voyage revenues	138,436	10,347	14	148,797	601,256
Voyage (expenses) recoveries	(57)	(4,573)	2	(4,628)	(21,387)
Vessel operating expenses	(25,363)	(5,102)	(241)	(30,706)	(111,585)
Time-charter hire expenses	(5,987)	—	—	(5,987)	(19,994)
Depreciation and amortization	(31,064)	(1,989)	—	(33,053)	(136,765)
General and administrative (expenses) recoveries	(4,392)	(484)	47	(4,829)	(22,521)
Gain on sales and write-down of vessels	14,349	—	—	14,349	13,564
Restructuring (charges) recoveries	(400)	—	61	(339)	(3,315)
Income (loss) from vessel operations	85,522	(1,801)	(117)	83,604	299,253
Depreciation and amortization	31,064	1,989	—	33,053	136,765
Gain on sales and write-down of vessels	(14,349)	—	—	(14,349)	(13,564)
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	10,310	—	—	10,310	21,636
Consolidated adjusted EBITDA	112,547	188	(117)	112,618	444,090

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	December 31, 2020		December 31, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	247,876	107,172	218,416	97,617
Voyage expenses	(3,886)	(1,809)	(1,567)	(788)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(72,680)	(31,726)	(71,018)	(31,535)
Depreciation and amortization	(23,748)	(12,339)	(28,528)	(13,852)
Write-down of vessels	(34,000)	(17,000)	—	—
Income from vessel operations of equity-accounted vessels	113,562	44,298	117,303	51,442
Net interest expense	(66,314)	(26,832)	(61,932)	(25,641)
Income tax expense	(2,863)	(1,080)	(200)	(107)
Other items including realized and unrealized (losses) gains on derivative instruments and unrealized credit loss provisions(2)	(4,485)	(1,027)	12,743	4,513
Net income / equity income of equity-accounted vessels	39,900	15,359	67,914	30,207
Net income / equity income of equity-accounted LNG vessels	65,903	28,593	64,274	28,468
Net (loss) income / equity (loss) income of equity-accounted LPG vessels	(26,003)	(13,234)	3,640	1,739

Net income / equity income of equity-accounted vessels	39,900	15,359	67,914	30,207
Depreciation and amortization	23,748	12,339	28,528	13,852
Net interest expense	66,314	26,832	61,932	25,641
Income tax expense	2,863	1,080	200	107
EBITDA from equity-accounted vessels	132,825	55,610	158,574	69,807

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses (gains) on derivative instruments and unrealized credit loss provisions(2)	4,485	1,027	(12,743)	(4,513)
Write-down of vessels	34,000	17,000	—	—
Direct finance and sale-type lease payments received in excess of revenue recognized	27,387	9,917	19,286	7,212
Amortization of in-process contracts	(1,759)	(956)	(1,758)	(956)
Adjusted EBITDA from equity-accounted vessels	196,938	82,598	163,359	71,550
Adjusted EBITDA from equity-accounted LNG vessels	173,657	70,958	143,164	61,454
Adjusted EBITDA from equity-accounted LPG vessels	23,281	11,640	20,195	10,096

(1)The Partnership's equity-accounted vessels for the three months ended December 31, 2020 and 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)Unrealized credit loss provisions relate to the Partnership's adoption of ASC 326 effective January 1, 2020.

	Year Ended
	December 31, 2020		December 31, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	1,007,442	435,299	767,026	334,218
Voyage expenses	(10,876)	(5,168)	(10,807)	(5,359)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(290,270)	(127,684)	(247,070)	(109,063)
Depreciation and amortization	(100,969)	(51,162)	(114,610)	(55,340)
Write-down of vessels	(34,000)	(17,000)	—	—
Income from vessel operations of equity-accounted vessels	571,327	234,285	394,539	164,456
Net interest expense	(277,038)	(111,809)	(224,635)	(91,394)
Income tax expense	(3,685)	(1,504)	(3,683)	(1,420)
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provisions(2)	(151,821)	(48,739)	(41,197)	(12,823)
Net income / equity income of equity-accounted vessels	138,783	72,233	125,024	58,819
Net income / equity income of equity-accounted LNG vessels	151,858	79,244	125,944	59,600
Net loss / equity loss of equity-accounted LPG vessels	(13,075)	(7,011)	(920)	(781)

Net income / equity income of equity-accounted vessels	138,783	72,233	125,024	58,819
Depreciation and amortization	100,969	51,162	114,610	55,340
Net interest expense	277,038	111,809	224,635	91,394
Income tax expense	3,685	1,504	3,683	1,420
EBITDA from equity-accounted vessels	520,475	236,708	467,952	206,973

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provisions(2)	151,821	48,739	41,197	12,823
Write-down of vessels	34,000	17,000	—	—
Direct finance and sale-type lease payments received in excess of revenue recognized	105,496	38,117	67,807	24,574
Amortization of in-process contracts	(6,974)	(3,792)	(6,974)	(3,793)
Adjusted EBITDA from equity-accounted vessels	804,818	336,772	569,982	240,577
Adjusted EBITDA from equity-accounted LNG vessels	720,137	294,435	499,176	205,181
Adjusted EBITDA from equity-accounted LPG vessels	84,681	42,337	70,806	35,396

(1)The Partnership's equity-accounted vessels for the year ended December 31, 2020 and 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)Unrealized credit loss provisions relate to the Partnership's adoption of ASC 326 effective January 1, 2020.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at December 31, 2020		As at December 31, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	549,454	225,049	509,065	210,736
Other current assets	67,580	25,415	62,566	27,719
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets	1,961,820	1,000,386	3,112,349	1,375,570
Net investments in sales-type and direct financing leases, current and non-current	5,384,652	2,077,707	4,589,139	1,856,709
Other non-current assets	87,248	51,812	50,967	41,015
Total assets	8,050,754	3,380,369	8,324,086	3,511,749

Current portion of long-term debt and obligations related to finance leases and operating leases	306,185	129,538	315,247	136,573
Current portion of derivative liabilities	68,966	27,988	34,618	13,658
Other current liabilities	164,266	65,311	153,816	66,224
Long-term debt and obligations related to finance leases and operating leases	4,789,260	1,938,748	5,026,123	2,041,595
Shareholders' loans, current and non-current	341,113	121,778	346,969	126,546
Derivative liabilities	280,480	112,922	162,640	66,060
Other long-term liabilities	70,743	33,353	64,196	32,323
Equity	2,029,741	950,731	2,220,477	1,028,770
Total liabilities and equity	8,050,754	3,380,369	8,324,086	3,511,749

Investments in equity-accounted joint ventures		950,731		1,028,770
Advances to equity-accounted joint ventures		121,778		126,546
Unrealized credit loss provisions(2)		(4,726)		—
Investments in and advances, net to equity-accounted joint ventures, current and non-current		1,067,783		1,155,316

(1)The Partnership's equity-accounted vessels as at December 31, 2020 and December 31, 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers chartered to Shell in the Pan Union Joint Venture; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.
(2)The unrealized credit loss provisions relate to the Partnership's adoption of ASC 326 effective January 1, 2020.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of market volatility and related global events on the Partnership's operations and cash flows; fixed charter coverage for the Partnership's LNG fleet for 2021 and 2022; the expected increase in the Partnership’s common unit distribution commencing in the first quarter of 2021 (and the coverage of such increased distribution payments); the continued creditworthiness of the Partnership’s contractual counterparties; the ability of the Partnership to realize and receive the full benefits from its contractual backlog of revenue under its long-term charter contracts; continued receipt of terminal use payments in respect of the Bahrain LNG regasification terminal; the expected increase in the Partnership's equity value and financial flexibility resulting from the Partnership’s continued delevering of its balance sheet; and the expected cash flows from, and the continued performance of, the Partnership's and its joint ventures' charter contracts.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses, including as a result of off-hire days or dry-docking requirements (both scheduled and unscheduled); delays in the Partnership’s ability to successfully and timely complete dry dockings; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; potential further delays to the formal commencement of commercial operations of the Bahrain Regasification Terminal; the inability of the Partnership to renew or replace long-term contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; potential lack of cash flow to continue paying distributions on the Partnership’s common units and other securities; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2019. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.